

June 6, 2014

Via E-mail
Mr. Richard Schmaeling
Chief Financial Officer
LIN Media LLC
LIN Television Corporation
701 Brazos Street, Suite 800
Austin, Texas 78701

> **Re:** **LIN Media LLC**
> **LIN Television Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-36032**
> **File No. 000-25206**

Dear Mr. Schmaeling:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to comply in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 46
Investing activities, page 47

1.　　We note that in the event you are required to purchase the noncontrolling interests in Dedicated Media and HYFN your maximum potential obligation under each of the

Dedicated Media and HYFN agreements is $26 million, and $62.4 million, respectively. Tell us why you estimate that your total obligation will not exceed $45 million in the aggregate between 2015 and 2016.

Variable Interest Entities, page F-13

2.   Tell us more details about the terms of the option that LIN Television has in order to acquire the assets or member's interest of the VIE entities for a nominal exercise price. Please tell us the consideration that you were required to pay or the obligation that you assumed in exchange for the option to acquire the VIE entities for a nominal price and the accounting afforded.

Form 10-Q for the Quarter Ended March 31, 2014

The Merger, page 20

3.   Tell us why you believe that it is not probable that you will be obligated to pay an advisory fee of $21.5 million to JP Morgan Securities LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director